EXHIBIT 1

FOR IMMEDIATE RELEASE

Global Sources Press Contact in Asia:	Global Sources Investor Contact in Asia:

Camellia So	Eddie Heng
Tel: (852) 2555-5021	Tel: (65) 6547-2850
e-mail: cso@globalsources.com	e-mail: investor@globalsources.com

Global Sources Press Contact in U.S.:	Global Sources Investor Contact in U.S.:

James W.W. Strachan	Christiane Pelz & Moriah Shilton
Tel: (1 480) 664 8309	Lippert/Heilshorn & Associates, Inc.
e-mail: strachan@globalsources.com	Tel: (1 415) 433-3777 e-mail: investor@globalsources.com

Global Sources Announces $50 Million Share Buyback Program

NEW YORK, February 4, 2008 – Global Sources Ltd. (NASDAQ: GSOL) announced today its board of directors has authorized a program to buyback up to $50 million of common shares.  The company intends, from time to time, as business conditions warrant, to purchase shares in the open market or through private transactions.

The buyback program does not obligate the company to buyback any specific number of shares and may be suspended or terminated at any time at management’s discretion. The timing and amount of any buyback of shares will be determined by management, based on its evaluation of market conditions and other factors.  As of January 31, 2008, the company had approximately 46.6 million shares outstanding.

About Global Sources
Global Sources is a leading business-to-business media company and a primary facilitator of trade with Greater China. The core business is facilitating trade from Greater China to the world, using a wide range of English-language media. The other business segment facilitates trade from the world to Greater China, and trade within China, using Chinese-language media.

The company provides sourcing information to volume buyers and integrated marketing services to suppliers. It helps a community of over 657,000 active buyers source more profitably from complex overseas supply markets. With the goal of providing the most effective ways possible to advertise, market and sell, Global Sources enables suppliers to sell to hard-to-reach buyers in over 230 countries.

The company offers the most extensive range of media and export marketing services in the industries it serves. It delivers information on 2 million products and more than 170,000 suppliers annually through 14 online marketplaces, 13 monthly magazines, over 100 sourcing research reports and 10 specialized trade shows which run 32 times a year across nine cities.

Suppliers receive more than 27 million sales leads annually from buyers through Global Sources Online (http://www.globalsources.com) alone.

Global Sources has been facilitating global trade for 37 years. Global Sources' network covers more than 69 cities worldwide. In mainland China, Global Sources has over 2,100 team members in more than 44 locations, and a community of over 1 million registered online users and magazine readers for Chinese-language media.

Safe Harbor Statement
This news release contains forward-looking statements within the meaning of Section 27-A of the Securities Act of 1933, as amended and Section 21-E of the Securities Exchange Act of 1934, as amended. The company's actual results could differ materially from those set forth in the forward-looking statements as a result of the risks associated with the company's business, changes in general economic conditions, and changes in the assumptions used in making such forward-looking statements.